

September 16, 2011

Via E-mail
Mr. Kenneth R. Taylor
Chief Financial Officer
Sierra Bancorp
86 North Main Street
Porterville, California 93257

> **Re:** **Sierra Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 000-33063**

Dear Mr. Taylor:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loans and Leases, page 69

1. Please expand your future filings, here and in Note 4 (Loans and Leases), to disclose the following:

   - the method for recognizing interest income on loans pursuant to ASC 310-10-50-2 (d);
   - the company's significant accounting policies by class of financing receivable pursuant to ASC 310-10-50-6;
   - a further breakout of the age of the recorded investment in financing receivables in the 30-89 day category into loans past due 30-59 days and loans past due 60-89 days pursuant to ASC 310-10-55-9;
   - the disclosures by portfolio segment pursuant to ASC 310-10-50-11B (a) –(f);
   - the company's policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15 (b); and
   - the amount of interest income that represents the change in present value attributable to the passage of time pursuant to ASC 310-10-50-19 or disclosure that the company recognizes this amount as bad-expense.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2011</u>

<u>Financial Statements</u>

<u>Notes to Unaudited Consolidated Financial Statements</u>

<u>General</u>

2. We note that you have presented certain GAAP disclosures for investments and loans outside the financial statements. Please revise your future filings to ensure that you have included all required GAAP disclosures within the body of the financial statements or in the notes thereto. With regard to troubled debt restructurings, please disclose the information required by ASC 310-10-50-33 and 34 (refer to the examples provided within such guidance).

3. In regards to your available for sale securities, we note your "other" securities (classified as level 1 as noted in Note 9) have been in a continuous unrealized loss position for more than 12 months at December 31, 2010 and June 30, 2011. Please provide us with your OTTI analysis at June 30, 2011 and provide a robust narrative discussion supporting your conclusion that additional impairment was not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Kenneth R. Taylor
Sierra Bancorp
September 16, 2011
Page 3

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Hugh West

                                        Hugh West
                                        Accounting Branch Chief